EXHIBIT 99.41

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ(OTC):GMLRF / BSX:GL7

October 15, 2002
News Release #18-2002	Issued: 33,924,316 Shares

BOLNISI EXPECTS BANKABLE FEASIBLITY STUDY ON THE
GAMMON LAKE / BOLNISI JOINT VENTURE AT OCAMPO BY YEAR END

Gammon Lake Resources Inc. (GAM:TSX) is pleased to announce continuing positive drilling and metallurgy test results in the final feasibility stage of work completed to date on the Gammon Lake/ Bolnisi Gold Joint Venture project at Ocampo, Chihuahua State Mexico.

Bolnisi Gold NL of Australia has the right to earn a sixty percent (60%) interest in a portion of the Ocampo project (Press Release #7, March 25, 2002) identified as the Gammon/Bolnisi Joint Venture area on the map set out below:

TOPOGRAPHICAL MAP OF OCAMPO

Highlights of Bolnisi’s work in the quarter completed September 30, 2002 include:

•	Feasibility study program progressed and on schedule, bankable feasibility expected by year end.
•	Second phase of in-fill drilling commenced.
•	Metallurgical testwork program commenced.
•	Engineering studies commenced.
•	Bolnisi’s preliminary financial analyses demonstrates strong positive cash flow at $300 gold and $4.50 silver.
•	Analyses shows even with a 30% reduction in prices of both metals, project is robust enough to still provide strong positive cash flow.
•	Gold and silver extraction has been economically optimized at 93.4% and 91.7%, respectively.

Gammon Lake’s joint venture partner, Bolnisi Gold has recently issued a report on its activities for the quarter ended 30 September 2002. The text of that quarterly report relating to the Ocampo Gold Silver Project is set out below:

— Text of Bolnisi Quarterly Report relating to Ocampo Project —

The Ocampo Project, located in the Sierra Madre Occidental metallogenic province, Chihuahua, Mexico covers 3,499 hectares. The Company has the right to earn a 60% interest in a defined area within the Ocampo Project and the gold and silver resources contained therein. The area of interest covered by the Company’s agreement contains the majority of the already defined existing open pittable oxide resources and, in the Company’s opinion, the majority of any potential for further upside.

Drilling Program

During the quarter ended 30 September 2002 a further 4,034 metres of drilling was completed in 27 reverse circulation (RC) drillholes numbered ODH-270 to ODH-296. All but one of these drillholes were drilled on the 3 principal ore shoots on the Company’s area of interest at Ocampo, namely Plaza de Gallos, Refugio and Picacho, with the objective of better defining the resource model and increasing tonnes prior to reserve definition, pit planning and mine scheduling.

The following table summarises drill intercept results based on a gold to silver ratio of 1:65, or approximately US$300 per ounce for gold and US$4.50 for silver.

Drillhole	Area	From	To	Intercept (m)	Au g/t	Ag g/t	AuE g/t

ODH-272	REF	45.7 65.5 62.5	56.4 67.1 68.6	10.7 1.6 6.1	0.72 2.22 1.85	60.3 145.0 38.0	1.65 4.45 2.43
ODH-274	PDG	83.1	84.6	1.5	2.19	161.0	4.67
ODH-275	PDG	127.1 143.9	130.1 145.4	3.0 1.5	1.19 3.87	73.0 209.0	2.31 7.09
ODH-276	PDG	128.0	129.5	1.5	1.41	70.0	2.49
ODH-279	REF	89.9	91.4	1.5	1.42	48.0	2.16
ODH-283	PDG	97.5	111.2	13.7	3.12	146.8	5.38
ODH-284	REF including	12.2 44.2	51.8 47.2	39.6 3.0	1.32 8.98	64.9 308.0	2.32 13.72

Drillhole	Area	From	To	Intercept (m)	Au g/t	Ag g/t	AuE g/t

ODH-285	REF	45.7	99.0	53.3	1.00	40.7	1.63
ODH-286	REF	118.9	121.9	3.0	4.31	171.2	6.94
ODH-287	PDG	175.2	179.8	4.6	1.14	54.0	1.97
ODH-288	PDG including	121.9 157.0 157.0	124.9 172.2 164.5	3.0 15.2 4.5	1.01 2.39 6.27	70.5 65.2 188.3	2.09 3.39 9.17
ODH-289	PDG	96.0 137.2	105.2 138.7	9.2 1.5	2.24 1.42	108.5 52.0	3.91 2.22
ODH-290	PIC	42.6	47.2	4.6	2.51	141.5	4.69
ODH-291	PIC	50.3	62.5	12.2	0.92	76.0	2.09
ODH-292	PIC	70.1	80.8	10.7	1.15	78.7	2.36

Future Work

A further 2,300 metres of RC drilling is in progress to complete the resource/reserve definition drilling at the Ocampo Project.

Hellman and Schofield Pty Ltd (together with Computer Aided Geoscience Pty Ltd), both from Australia have been appointed and have commenced work on an audit of the project which will encompass a review and documentation of all aspects of data collection and compilation. Hellman and Schofield are solely responsible for the mineral resource sign-off. The aim of the proposed work is to produce a bankable feasibility study that will withstand scrutiny by auditors commissioned by potential financiers.

It is anticipated that the bankable feasibility study will be completed by year end.

Metallurgy

The following significant developments were achieved during the quarter ended 30 September 2002:

•	Core from 12 metallurgical drill holes was shipped from the Ocampo Project to AMMTEC metallurgical laboratory in Perth for a detailed testwork program for the feasibility study. At the end of the quarter, this program was ~60% complete with some available results reported below.
•	Optimum processing conditions and recoveries for the master composites of each of the three main deposits have been determined. The physical characteristics indicate that crushing will be simple due to the low unconfined compressive strength and the low Bond crushing work indices. The SAG mill amenability testwork plus the Bond rod and ball mill indices indicate that SAG milling is not suitable and that conventional single stage ball milling is required to achieve a grind size of 80 percent passing 106 microns for gold and silver leaching. This grind size is typical for gold/silver ores.
•	Gold and silver extraction has been economically optimised at 93.4% and 91.7%, respectively for a leach time of 48 hours with minimal variation between the different Ocampo deposits.
•	Maximum gold recovery is achieved within only 24 hours of leaching whereas to maximise silver recovery additional leach time is required which is simply additional leach tanks for a processing facility. Testwork is underway to determine the optimum leach time for silver.
•	Reagent consumptions for a 48 hour laboratory leach are 1.26 kg/t sodium cyanide and 1.06 kg/t lime. In practice, with recycled leach tailings water, the sodium cyanide consumption will be approximately 20 percent lower. A leach time of less than 48 hours will further reduce sodium cyanide consumption.

Ocampo Project Development

AMDAD have been appointed as mining engineering consultants the Ocampo Project feasibility study completion. They have extensive Australian and international project development experience.

Preliminary engineering construction costs for tanks and steelwork have been obtained from fabricators in Chihuahua, the capital of the state of Chihuahua which is approximately 5 hours by a major state highway from the Ocampo Project. Rates are at the low end of the scale for this type of work.

Chihuahua also has numerous suppliers for many parts of the process facility construction, with most of these suppliers performing much of their business in the USA due to the close proximity to the USA boarder. Major earthmoving and power generation equipment suppliers have major distribution businesses for the region located in Chihuahua.

Preliminary financial analyses based on the information obtained to date and metal prices of US$300 for gold and US$4.50 for silver show a strong positive cash flow with short capital payback time. The project is robust enough to still provide strongly positive cash flows with 30% reductions in the prices of both metals.

Other

In accordance with the Australian Stock Exchange Limited Listing Rules 5.10, 5.12 and 5.13, technical information contained in this report unless otherwise indicated is based on information compiled by a competent person who is a corporate member of the Australasian Institute of Mining and Metallurgy and who has consented in writing to the inclusion of such technical information in the form in which it appears in this report. The competent person is Kenneth M. Phillips, a Director of Bolnisi Gold NL.

— End of Bolnisi Report —

Prior to the Gammon Lake/Bolnisi Joint Venture, Gammon Lake had expended approximately $14,000,000 on the Ocampo project which included the completion of 38,000 meters of drilling in 300 holes resulting in the identification of a total project wide resource set out in the table below:

OCAMPO’S CURRENT MINERAL RESOURCE

Category	Tonnes	Grade Gold Grams/ Tonne	Grade Silver Grams/ Tonne	Contained Ounces Gold	Contained Ounces Silver
Measured	7,671,000	1.40	67	344,400	16,644,600
Indicated	14,019,000	1.46	51	659,000	23,005,000
Total measured and indicated	21,690,000	1.44	57	1,003,400	39,649,600
Inferred	5,805,000	1.70	86	317,000	16,040,000

The Gammon/Bolnisi Joint Venture area of the Ocampo project has a current identified resource (Press Release #8, April 9, 2002) set out in the table below:

JOINT VENTURE PORTION OF THE RESOURCE — GAMMON RECEIVES 40% OF
PRODUCTION – CAPITAL COSTS BORNE BY BOLNISI GOLD NL

GOLD		SILVER
Measured & Indicated	687,300 oz	Measured & Indicated	26,314,000 oz
Inferred	199,900 oz	Inferred	8,487,000 oz

Under the Joint Venture Agreement with Gammon Lake, Bolnisi must complete a final feasibility study and place the project in production at an annualized rate of not less than 1.25 million tonnes of ore at Bolnisi’s sole expense within the next eleven months or pay to Gammon Lake a penalty of $100,000 per month for up to six months, at which point, if the Joint Venture project is not in production at the rate indicated, Bolnisi will not earn its sixty percent (60%) interest.

The management of Bolnisi Gold has a proven track record of exploring, evaluating and developing mineral deposits in different parts of the world in a short time, on budget and at low capital cost. Gammon Lake’s management is pleased with the progress of the Joint Venture project to date and is confident that Bolnisi will meet the project schedule.

Concurrent with Bolnisi’s progress on the final feasibility study, Gammon Lake is proceeding with its 2002 drill program on its 100% owned North East Ocampo project area indicated on the map above. The previously identified resource on Gammon Lake’s 100 % owned portion of the Ocampo project is set out in the table below:

TOTAL RESOURCE 100% GAMMON OWNED PORTION

GOLD		SILVER
Measured & Indicated	316,100 oz	Measured & Indicated	13,336,000 oz
Inferred	117,100 oz	Inferred	7,553,000 oz

Gammon Lake will complete approximately 20 holes for a total of 5,000 meters of drilling. The drill program has been specifically designed to test underground extensions of known high grade deposit areas as well as underground extensions of areas which have already produced strong results from earlier drilling and will also step out to explore additional prospective areas.

As previously reported (Press Release 17- September 23/2002) assay results from the first two holes of Gammon Lake’s 2002 drill program returned excellent values and appear in the table below:

Deposit	Hole	From (meters)	To (meters)	Intercept (meters)	Gold (g/t)	Silver (g/t)	Elevation above Sea Level (meters)
Aventurero	OGDH-1	197.4	200.4	3	9.22	293	1640
		216.9	219.9	3	15.66	152	1620
SanJuan	OGDH-2	300.9	305.4	4.5	7.44	1,137	1580
Included within	OGDH-2	300.9	311.4	10.5	3.65	522	1580

The following table also summarizes the results of all the deeper drilling on Gammon’s 100% owned project area completed to date. This includes eleven holes drilled by Gammon in 2000 and the first two holes of the current 2002 program.

Deposit	Hole	Intercept (meters)	Gold (g/t)	Silver (g/t)
San Juan	OGDH-2	4.5	7.44	1,137
	UGD-9	4	8.93	804
	UGD-10	5	6.11	266
	UGD-11	5	5.69	665
	ODH-199	Low Grade
	ODH-205	Workings
	ODH-210	Low Grade
	ODH-215	4.5	8.39	675
Aventurero	OGDH-1	3	9.22	293
		3	15.86	152
Aventurero	ODH-184	7.6	18.96	408
	ODH-221	4.6	5.21	306
	ODH-224	7.6	5.00	299
	ODH-226	4.6	4.65	164

A report prepared by Pincock Allen and Holt (PAH) of Lakewood, Colorado entitled “Ocampo Gold-Silver Project, Preliminary Assessment, Chihuahua, Mexico, Technical Report” dated April 9 2002 indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development and this is the primary goal of the Company (Press Release #13, June 17, 2002). The full text of the PAH report was filed on April 24, 2002 and is available at www.sedar.com.

Given the results above, Gammon Lake management is of the opinion that the exploration and development of the Ocampo Gold Silver project has entered a new phase and has therefore mobilized a second drill rig to accelerate the development of Gammon Lake’s 100% owned portion of the project.

All of Gammon Lake’s analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Pincock Allen & Holt has conducted a review of the current drill program plan and objectives and the results of data obtained to date and a site visit to observe drilling practices and sampling procedures. Mr. Clarence Wendt, P.Geo. of Pincock Allen & Holt is the qualified person responsible for the technical data reported in this news release.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.